October 10, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Ms. Kathleen Collins Accounting Branch Chief

Re:	PCTEL, Inc.
Form 10-K: For the Fiscal Year Ended December 31, 2007
Filed March 21, 2008
Definitive Proxy Statement on Schedule 14A
Filed on April 28, 2008
Forms 8-K filed on February 19, 2008 and April 24, 2008
File No. 000-27115
Dear Ms. Collins:
          We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated September 12, 2008 relating to PCTEL, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2007 (the “Fiscal 2007 10-K”), Definitive Proxy Statement on Schedule 14A (the 2008 Proxy”), and Forms 8-K (“Earnings Press Releases”).
          In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Fiscal 2007 10-K, 2008 Proxy, and Earnings Press releases filed under Form 8-K, as applicable.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

Form 10-K for the Fiscal Year Ended December 31, 2007
Note 10, Commitments and Contingencies, page 60
1. We note your response to prior comment 2 where you indicate that the consideration to dismiss the patent litigation (Agere Settlement Agreement) and the separate perpetual license (Agere License Agreement) are two deliverables considered as one unit of accounting under paragraph 9 of EITF 00-21. Since EITF 00-21 is applicable for arrangements with multiple revenue deliverables, explain to us why you believe the nature of the settlement Agreement qualifies as a revenue element that can be combined with the License Agreement under EITF 00-21. Please provide the terms and conditions of the Settlement Agreement in support of your view.
     Before we discuss why we believe the settlement agreement qualifies as a revenue element that can be combined with the license agreement under EITF 00-21, we believe it would be helpful to provide a background of how the modem industry operates, as some of its operating practices may be unique to that industry.
     Equipment interoperability standard setting for telecommunication equipment, including modems, are established through a quasi governmental body based in Europe called the International Telecommunications Union (ITU). During the late 1990’s modems evolved from very slow rate per second speed, with the last two evolutions being 28k and finally 56k per second. Each of those speeds is achieved through a separate equipment interoperability standard established by the ITU (28k = V.34 Standard and 56K = V.90 Standard). A standard, in this case for modems, defines how a modem does what it does and how equipment that uses a modem needs to negotiate with the modem in order to send and receive data through it. Each standard’s documentation acknowledges whose patented technology is an essential patent to the standard’s implementation. PCTEL has several patents that are acknowledged as essential patents to the V.34 and V.90 modem standards. Under the rules of the ITU, patent holders whose patented technology is accepted and included as an essential patent to an adopted standard are required to license the technology on a “fair and reasonable basis”, in order to promote usage of the standard. The rules do not explicitly stipulate what is a “fair and reasonable” royalty rate. However in practice, telecommunications industry royalty rates for essential technology range in the low single digits as a percent of sales price of the product using the technology (i.e. in this case the sales price of a modem).
     It typically takes years after telecommunications equipment begins shipping under a standard for the licensing arrangements to be sorted out. In practice, modem manufacturing companies accrued estimated technology royalty expense as a percent of revenue in the low single digits to cost of goods sold, based on industry history. When licensing agreements are finally consummated, the licensee would true up their royalty

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

expense accrual for past usage and record the difference to cost of goods sold. If the license was perpetual, the portion that is determined to be applicable to future usage is recorded as prepaid royalties. This accounting practice is followed regardless of whether license agreements are arrived at with or without patent litigation.
     There are some telecommunications equipment manufacturing companies who have a philosophy that if they are litigious as a general practice with regards to their use of intellectual property, they can better control their royalty expense. Agere is one of those companies.
     Where potential licensees are not willing to voluntarily sign license agreements, such as Agere, PCTEL has prosecuted patent litigation. During the life of PCTEL’s licensing program, there have been 5 license agreements entered into through litigation settlements. In each settlement, both sides paid their own legal expenses, and the royalty rate fell within the historical norms of “fair and reasonable” as a percent of the licensee’s sales. There was no discernable premium in the royalty rate over what licensees paid who voluntarily entered into license agreements outside of litigation. In addition there were never separate amounts associated with the settlement portion of the litigation.
     There are three provisions contained in all of PCTEL’s technology license arrangements. They are:
1.	The licensor grants to the licensee the rights to use the intellectual property (i.e. delivery of right to use the assets). This provision also contains any limitations to the rights, such as whether the rights are exclusive or non exclusive, what kind of products the technology can and cannot be used in, the term of the grant, etc... In the case of Agere, the grant is a perpetual license for the life of the patents made on a non-exclusive basis, with no rights to buy or resell the patents.

2.	The licensor releases the licensee from any and all liability for past or future infringement (i.e. delivery of release from further liability other than consideration paid). This provision is necessary to guarantee the licensee that their license is financially comprehensive and that there are no hidden fees or monetary restrictions associated with the license. No licensee would agree to sign a license agreement without delivery of this protection. Such releases of liability are not sold separately from license grants, or vice versa.

3.	The licensee agrees to pay consideration to the licensor. The license consideration can come in the form of a variable pay as you go on a per unit royalty basis (i.e. a fixed fee per unit or a percent of the end selling price of the unit containing the technology) or a fixed extended fee for unlimited usage in the case of a perpetual license. In the case of the Agere grant it is a fixed fee perpetual license for unlimited usage.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

     All three provisions are contained in every license agreement when there is no patent litigation involved. When there is patent litigation involved, the release of liability and consideration provisions of the arrangement move from the license agreement to the settlement agreement. In either case, the necessary provisions are the same, but they are contained in two different agreements when patent litigation is involved. The terms of the Settlement Agreement with Agere are that PCTEL releases Agere from all past and future infringement claims in return for the following consideration: Paragraph 2.1 — a cash payment of $7,000,000 and; Paragraph 2.2 — an executed license agreement by the parties. The consideration section of the License Agreement, paragraph 2.01, refers to Paragraph 2.1 of the Settlement Agreement and its’ $7,000,000 payment as the consideration for the license grant to Agere.
     With regards to EITF 00-21, deliverables, also called elements, include performance obligations imposed on a vendor in an agreement. A deliverable may be the obligation to provide goods, an obligation to deliver services, a right to license the use of an asset or some other type of performance obligation that is bargained for as part of the arrangement. Since the term “deliverable” is not defined in accounting literature, the Company exercised judgment to determine if a deliverable existed. The Company judgmentally determined the release from all past and future infringement claims is considered an element since it is a performance obligation that was bargained for in the Settlement Agreement, and is a deliverable that is included in all revenue generating license agreements that are entered into outside of patent litigation. The License Agreement includes an additional element as it includes the right to use the intellectual property, through a license. The settlement agreement was entered into in order to compel Agere to enter into the license agreement. Licensing technology is a revenue generating activity of the Company as described in Concept Statement 6, paragraphs 78 and 79, because it is part of its on-going major operations. The settlement of patent litigation fixes the fee in a potential revenue arrangement. The Company does not enter into settlement agreements over patent infringement without concurrently granting a technology license.
2. Absent a persuasive conclusion that both deliverables are revenue elements within the scope of EITF 00-21, the allocation guidance in EITF 00-21 may be useful to determine how to allocate consideration paid among revenue or non-revenue elements in a litigation settlement using relative fair values. In this regard, the presence of any litigation associated with a settlement agreement would be a separate measurable and recognizable element requiring a fair value allocation of the consideration. Where one of the elements of the arrangement cannot be valued, such as the settlement element, it may be appropriate to use a residual approach and determining the fair value of the license element using a reasonable valuation methodology.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

          The Agere Settlement Agreement and the Agere License Agreement are two separate agreements. The consideration in the Settlement Agreement is that in return for Agere entering into a perpetual license agreement, PCTEL agreed to dismiss its patent litigation suit. The Settlement Agreement has no monetary value ascribed to it as its sole purpose is to obtain the License Agreement. The License Agreement has a single deliverable, which is to deliver a perpetual license for the right to use the patented technology for the entire economic life of the patent. Such delivery was made at the effective date of the license.
     Under paragraph 9(a) of EITF 00-21:
“In an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:
a.	The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).”

b.	There is objective and reliable evidence of the fair value of the undelivered item(s).

c.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.
     The Company believes that the patent license and the settlement element do not have value to Agere on a standalone basis since the patent and or the settlement are not sold separately and neither could be sold separately by any vendor or the customer. Paragraph 9(b) and 9(c) are not applicable as there are no undelivered items and there is no general right of return. As such, the two elements are one unit of accounting.
     With regards to the staff’s inquiry about whether it is possible to separate the past usage of the technology from the future use of the technology, this license agreement is for a perpetual license. In cases where a licensee signs a pay per unit license, they stipulate in the license agreement how many units they have shipped in the past so that a uniform royalty rate can be applied to past shipments to determine the amount due at signing. With perpetual licenses, the licensee does not stipulate past usage as they are purchasing a license with unlimited quantity. The way the Company determines whether the consideration in a perpetual license represents a “fair and reasonable” royalty rate, is to use industry marketing reports that estimate modem revenue by major modem manufacturer for both past revenue and projections for future revenue. When the extended dollar amount offered by the defendant falls within the “fair and reasonable”

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

range of low single digits as a percent of a defendant’s estimated revenue, the Company has a basis for a settlement. As discussed in response to the first question, there have been no legal settlements that yielded an estimated royalty rate that did not fall into the “fair and reasonable” range of low single digits as a percent of sales and there was no discernable premium in the royalty rate over what licensees paid who voluntarily entered into license agreements without litigation. While the Company believes that our reliance on industry marketing reports to determine that the total perpetual license fee is “fair and reasonable” is precise enough for that purpose, we do not believe it is precise enough to separate the past versus estimated future usage of a perpetual license fee for any particular licensee.
3. We also note that prosecuting patent infringement litigation and obtaining settlements to that litigation (i.e. license agreements) are all activities undertaken by the Company in the “ordinary course of your principle licensing business,” which you argue is the reason why you classified the settlement with Agere Systems as revenue. Considering your current license revenue business model, please explain further why you have not classified the related litigation expense in cost of revenue. In this regard, we note your statement that “such costs are incurred in the ordinary course of a technology license business model.” The Company’s business model, however, is specifically focused on obtaining license agreements through the threat or prosecution of patent litigation and therefore it is unclear how you can exclude the costs of such litigation from costs of revenues. Please explain further and, in your response, tell us the accounting guidance you considered in your assessment and tell us the amount of legal expense incurred by your Licensing segment for all periods presented.
     The production of patented technology is done exclusively through research and development activities, which are expensed as incurred per SFAS 2, Accounting for Research and Development Costs. The speculative costs incurred in promoting the licensed usage of developed technology are tied to specific accounting periods, which precede adoption of license agreements by customers. The legal expenses incurred in prosecuting patent infringement litigation against litigious potential users would be characterized in that group of expenses. As an industry practice, legal expenses are typically recorded as general and administrative expense. The Company incurred legal costs associated with patent litigation, and recorded them as General and Administrative costs, of approximately $2.3 million, $0.5 million and zero in 2005, 2006, and 2007, respectively. After Agere came under license, the company began disclosing in its’ management discussion and analysis (see Item 7 in the 2006 and 2007 10-K’s) that there were no significant modem market participants left to be licensed and that we expected minimal licensing revenue going forward.
Definitive Proxy Statement filed April 28, 2008

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

Compensation Discussion and Analysis
Short term Incentive Plan, page 26
4. We not your response to comment 4 of our letter dated August 12, 2008. Pursuant to your discussion with the Staff on September 10, 2008, please provide us with a revised disclosure regarding how difficult it will be for your business units to achieve the undisclosed performance targets in the current year.
          For each named executive officer below the corporate level, the Company will provide an estimate of the bonus that would be achieved if the average historical performance results for the relevant unit based on prior periods were achieved again in the current year. We provide the following example of disclosure for Mr. Miller had we made this disclosure on page 27 in the 2008 Proxy.
     “If the average historical performance actually achieved in the last two years applied on a percentage basis with regards to controlled APG revenue growth, controlled EBTA growth, gross margin percent, controlled expenses, and corporate performance contribution was achieved again this year, Mr. Miller’s 2008 bonus would be approximately $46,000, or 18.3% of his 2008 salary. This compares to a target 2008 bonus of $83,200, or 32% of his 2008 salary, and a maximum 2008 bonus of $208,000, or 80% of his 2008 base salary. From these relationships, a reader should conclude that APG must perform significantly better on its’ financial metrics during 2008 than it has in the last two years for Mr. Miller to achieve the target bonus.”
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          Based on the nature of the comments from the Staff and the supplemental responses of the Company set forth in this letter, we respectfully submit that amendments of the Company’s public reports cited at the beginning of this letter would not provide materially meaningful information and therefore are not necessary.
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          Please direct any further questions or comments to me (630) 339-2102. In addition, we would request that you provide a facsimile of any future correspondence regarding this matter to my attention at (630) 233-8076.

	By:	/s/ John Schoen
DATE: October 10, 2008		NAME:	JOHN SCHOEN
		Title:	Chief Financial Officer

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005